UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: December 21, 2010
(Date of earliest event reported)



Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On December 21, 2010, the Company issued a press release entitled "Timberline Reports Butte Highlands Update". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated December 21, 2010.*

* Furnished to, not filed with, the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: December 21, 2010   By: /s/ Randal Hardy
                                                    Randal Hardy
                                                    Chief Executive Officer, Chief Financial Officer
                                                    and Director

EXHIBIT INDEX

<u>Exhibit No.</u>   <u>Description</u>
99.1   Press Release of Timberline Resources Corporation dated December 21, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

Timberline Reports Butte Highlands Update

Coeur d'Alene, Idaho – December 21, 2010 – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline" or the "Company") today reported updated information regarding development of the underground gold deposit at Butte Highlands, Montana based on a recent report from its joint venture partner, Highland Mining, LLC ("Highland"), an affiliate of Small Mine Development LLC.

Specifically, Timberline has been advised that due to the requirement to undertake a comprehensive hydrological study to address water discharge as part of the permitting process, likely timing for the receipt of the Hard Rock Operating Permit, which is necessary to commence production activities, has been delayed from Q3 2011 to Q4 2011. As such, the commencement of commercial gold production, previously expected in Q3/Q4 2011, is now targeted during late Q4 2011 to early Q1 2012. Mining of a 10,000 ton bulk sample authorized by the current exploration permit is expected to be completed during Q3 2011.

Timberline has also been advised that development costs for the mine at Butte Highlands, which are funded to production entirely by Highland, may now approach $24 million, as compared to the $17 million previously reported. The time frame for the repayment of the development costs to Highland, and cash flow to Timberline, is impacted by this potential increase quite apart from other usual factors affecting mine production, including actual tonnage and grade mined, gold prices, and costs of production.

Paul Dircksen, Executive Chairman of Timberline said, "The Butte Highlands Project is proceeding as contemplated in spite of this permitting-related delay and potential increased development costs. We are confident that our processes for discharging water will meet regulatory requirements, and that our permit will be issued. The Butte Highlands Joint Venture represents an example of moving one of our advanced projects toward production with an experienced partner, and we will be continuing exploration work on site to further define and potentially expand the extent of mineralization."

About Timberline Resources

Timberline is a U.S.-based exploration/development company with a focus on advanced-stage precious metals properties. The Company's management team has a solid track record of achievement in building successful companies and discovering, exploring, and developing economic mineral deposits. Currently, Timberline is executing an aggressive exploration program at its South Eureka Property, a large drill-tested and highly prospective property in Nevada's Battle Mountain – Eureka gold trend. In addition, Timberline has two other business units. The Company has a 50% carried-to-production interest at the Butte Highlands Joint Venture which is currently in development and targeted to begin gold production in late 2011 or early 2012, where the Company has also undertaken additional surface drilling to test the extent of the mineralized zone. Timberline also has a wholly-owned subsidiary, Timberline Drilling, which provides cash flow from underground and surface drilling operations at operating mines and advanced development and exploration projects.

Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include but are not limited to statements regarding the timing of the Company's continued drill program at Butte Highlands, the timing of assay results from such drilling program being released, the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project and South Eureka project, the targeted production date for the Butte Highlands project, targeted dates for the South Eureka technical report and PEA, results of the Company's drilling subsidiaries, possible growth of the Company and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources

Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2010. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:
Paul Dircksen, Executive Chairman
Randal Hardy, CEO
Phone: 208.664.4859